NEWS RELEASE

International Game Technology PLC Announces Upcoming Departure of Beatrice H. Bassey from Board of Directors
LONDON – April 21, 2021 – On April 20, 2021, Beatrice H. Bassey notified International Game Technology PLC (the “Company”) of her intention not to stand for re-election as a member of the Company’s Board of Directors. Ms. Bassey will serve out her remaining term and will depart from the Company’s Board of Directors and its Nominating and Corporate Governance Committee effective immediately after the conclusion of the Company’s annual general meeting of shareholders (the “AGM”) to be held on May 11, 2021. Ms. Bassey has advised the Company that her intent not to stand for re-election is due to other professional commitments, as well as challenges posed by the ongoing COVID-19 pandemic. Ms. Bassey further advised the Company that it was a privilege to work alongside the terrific Board and talented and dedicated staff of the Company, and that she remains supportive of the Company’s operations, policies and strategy.
As a result, the proposed resolution for her continued appointment to the Board of Directors (resolution number 5) which was included in the notice of AGM and proxy materials distributed to shareholders on April 1, 2021, and which can be found in the Investor Relations section of the Company’s website at www.igt.com, is now withdrawn. The withdrawal of resolution number 5 does not otherwise affect the validity of the notice of AGM, the proxy form or any proxy votes already submitted on other proposed resolutions. The numbering of all other proposed resolutions at the AGM will remain unchanged.
“On behalf of the IGT Board of Directors, I would like to thank Beatrice for her dedicated service and valuable contributions to the Board. We wish her well in her future endeavors,” said Lorenzo Pellicioli, Chairman of the Company’s Board of Directors.
The size of the Company’s Board of Directors will be reduced to ten directors effective immediately after the conclusion of the Company’s AGM on May 11, 2021.
About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com.
Cautionary Statement Regarding Forward-Looking Statements
This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans, trends, events, dividends, results of operations, or financial condition, or otherwise, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall”, “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2020 and other documents filed from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that affect the Company’s business. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

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